R.G. GLOBAL LIFESTYLES, INC.

17751 Mitchell Ave.

Irvine, CA 92614

Tel: (949) 486-6666; Fax: (949) 486-6688

August 19, 2005

United States

Securities and Exchange Commission

Attn.: Jeffrey Riedler, Assistant Director

Mail Stop 6010

Washington, D.C. 20549

Re:	RG Global Lifestyles, Inc.
Schedule 14A
Filed July 22, 2005
File No. 000-25488
Response to Comment letter dated August 10, 2005

Gentlemen:

It is the purpose of this letter to provide you with our responses to your comments regarding our filing of Schedule 14A, as described above.

SCHEDULE 14A

Directors, Nominees for Directors and Officers, page 5.

1.                                       We have revised the table discussion of each officer and director to clarify how long each individual has served in their current position each has been employed by the company as follows:

NAME	AGE	POSITION(S) HELD	TERM OF OFFICE

Louis L. Knickerbocker*	65	Chairman of the Board, CEO	8/2004 to present
		Chairman of the Board, CEO	5/1993- 9/2000
		of Company’s predecessor , L.L. Knickerbocker Co., Inc.
		Chairman of the Board, CEO	7/1985 to 5/1993
		of Company’s predecessor International Beauty Supply, Ltd.
Grant King*	54	Chief Operations Officer, COO, Director	8/2004 to present
		President of various wholly owned subsidiaries of the	9/1996 to 9/2000
		Company’s predecessor., L.L. Knickerbocker Co., Inc.
William C. Hitchcock	55	Treasurer and Chief Financial Officer (CFO)	8/2004 to present
Herrie Tantono*	44	Secretary, Director	8/2004 to present
Bruce E. Thomsen*	65	Director	8/2004 to present
Budy Hartono*	39	Director	8/2004 to present
Horst Geicke*	49	Director	8/2004 to present
		CEO, sole Director	4/2004 to 8/2004
		Company’s predecessor,
		RG Global Lifestyles, Inc.

* Denotes a nominee for director.

2.                                       We have revised the discussion of the experience of each of the executive officers and directors to disclose the amount of time that each currently devotes to the operations of the Company, as follows:

a.   Louis L. Knickerbocker:  Mr. Knickerbocker devotes 30 hours per week to his duties as CEO of Pinnacle International.  In addition, Mr. Knickerbocker currently devotes approximately fifty hours per week to his duties as Chief Executive Officer and Chairman of the Board of the Company.

b.   Grant King:  Mr. King devotes 100%  of his time to his duties as COO of the Company.

c.   William C. Hitchcock:  In addition to the time spent in managing his tax consulting business, Mr. Hitchcock currently devotes forty hours per week to his duties as CFO of the Company.

d.   Herrie Tantono:  Mr.Tantono devotes 100% of his time  to his duties as Secretary of the Corporation and his duties as President of the Company’s wholly-owned subsidiary, Amerikal Nutraceutical Corporation.

e.   Bruce Thomsen: Mr. Thomsen devotes approximately 15 hours per week to the Company and its wholly owned subsidiary.

f.   Budy Hartono:  Mr. Hartono devotes approximately five hours per month to his duties as a director of the Company.

g.   Horst Geicke:  Mr. Geicke devotes approximately five hours per month to his duties as a director of the Company.

Compensation of Officers and Directors, page 7

3.  We have revised the compensation table in the proxy statement to clarify the following:

(a)                                  Mr. Hitchcock’s annual compensation for the fiscal year 2004-2005 commenced as of January 1, 2005. His annual rate of cash compensation is $36,000 per year, of which $9,000 was paid to him between January 1, 2005 and March 31, 2005, as stated at page 15 of the Form 10-KSB for the fiscal year ended March 31, 2005.  Long term stock compensation has been amended as reflected in the Form 10-KSB, at 280,000 shares of common stock.

Audit Committee, page 8

4.                                       We have amended our disclosure to provide the information required by Item 401(a) of Regulation S-B with regard to Mr. David Koontz, CPA.    Mr. Koontz, 62, is the Company’s independent Audit Committee member.  Mr. Koontz previously was employed by O2Diesel Corporation, a publicly traded company, from July 2003 to August 2005.  From September 2002 to July 2003, he was employed by the AAE Technologies, Inc., an affiliate of O2 Diesel Corporation. From January 2000 to September 2002 Mr. Koontz was self employed.  Our compensation arrangement with Mr. Koontz is a monthly fee of $1,500. The Company also reimburses Mr. Koontz for all travel and other expenses incurred in connection with the performance of his duties as a member of the Audit Committee.

5.                                       We have revised the paragraph to include Mr. Grant King, COO, who is a member of the Audit Committee.  We have also listed his name at the end of the Audit Committee Report on page 8-9.  We regret the oversight.

6.                                       The Distribution Rights Agreement with PT Pacific Image Internasional was the result of an arm’s length negotiation between management of Amerikal Nutraceutical Corporation and PT Pacific effective July 1, 2004.  The Agreement allows the Company to sell its products in Indonesia under the sublicense granted by PT Pacific, effective immediately and continuing for a period of three years.  Prior to concluding this Agreement, the Company had discussions with various other companies concerning similar licensing rights, wherein the asking price ranged from $350,000 to $500,000 for similar terms of agreement. It may be helpful to review the economic performance of this Agreement as part of our response to your inquiry as to determination of fair market value.  In response to a request from our independent auditors, Beckstead and Watts, LLP regarding the impairment of long-lived assets, the Company prepared an analysis of the actual sales history from inception of the Agreement on July 1, 2004 to March 31, 2005, and projected gross sales, cost of sales, allocated General and Administrative expenses,  and net profit for the period up to and including June 2007.  During the period from inception of the Agreement to March 31, 2005 (9 months of the total of 36 months of the efficacy of this Agreement), the Company made actual sales of its products in Indonesia  in the amount of $272,927.53.  During the remaining 27 months of the Agreement, the Company reasonably projects gross sales within the territory (Indonesia) in the amount of $818,775, with a projected net profit of $382,095 over the life of the Agreement.

Proposal Number 2, page 10

7.                                       The reason for the proposed amendment to increase the number of directors was basically as follows:  The current number of Directors is six, which the Company believes could result in a voting deadlock of three votes each.  In addition, the Company desires to preserve the possibility of adding industry, financial and legal expertise to the Board of Directors as presently constituted, by naming new directors to the Board in the future, subject to the ratification by the shareholders.

8.                                       The Company has no immediate plans to fill the additional director positions.  The Company proposes to delegate the search for prospective directors to one or more of its existing outside Directors, and to perform appropriate due diligence in the review of the background and qualifications of all candidates for director positions.   In the event that the Board of Directors approves a candidate to serve on the Board of Directors, such appointment will be subject to shareholder ratification and approval.

Proposal No. 4

Tax Fees, page 12

9.                                       Mr. Beckstead was not used for tax services during the past two fiscal years. The word “not” was inadvertently omitted from the sentence at the bottom of page 10 of the Schedule 14A as originally filed.

Proposal No. 5

10.                                 We have deleted Proposal 5, the adoption of the Amended and Restated Bylaws of the Company.

Proxy Card, page 20

11.                                 In response to your comment regarding any other matters that are properly presented for a vote at the meeting, we have included the appropriate item as a proposal on the proxy card.

In connection with the preparation and submission of the revised Schedule 14A and the foregoing responses to your comment letter dated August 10, 2005, the Company understands and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ William C. Hitchcock
William C. Hitchcock,
Chief Financial Officer
R.G. Global Lifestyles, Inc.
WCH:wh
Cc: Board of Directors, CEO